DAVID J. STEICHEN
Chief Financial Officer
Analysts International Corporation

December 12, 2007

Ms. Kathleen Collins

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.W.

Washington, DC 20549

Mail Stop 6010

Re:	Analysts International Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed on March 15, 2007
File No. 000-04090

Dear Ms. Collins:

This letter is being submitted in response to the comments set forth in your letter dated November 13, 2007, to Mr. David J. Steichen, Chief Financial Officer of Analysts International Corporation with respect to the above-referenced filing.

For your convenience, set forth below are the comments from your letter in bold typeface with our response to your comments.

Item 9A. Controls and Procedures, page 9

1.                                      We note your disclosure on page 9 of your Form 10-K that your “Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the rules of the Securities Exchange Commission.”  Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated in your management, your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your periodic reports pursuant to Rule 13a-15(e) of the Exchange Act.

In response to your comment, we wish to confirm to you that the Company does currently, and as of December 30, 2006 did maintain disclosure controls and procedures to ensure that material information related to the Company and its subsidiaries, including information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to the Chief Executive Officer and the Chief Financial Officer who certify the Company’s financial reports, and to other members of senior management and the Board of Directors in a timely enough manner to allow for timely decisions regarding required disclosures.   These controls were subject to the evaluation conducted under the supervision of, and with the participation of the Company’s management, including the CEO and CFO as of December 30, 2006, and have been found to be operating effectively.

To comply with the requirement to disclose this fact, in future filings the Company will modify the language of paragraph (a) of Item 9A to read as follows:

(a)       Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to management in a timely fashion.  An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“Disclosure Controls”) was performed as of the end of the period covered by this report.  This evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that these Disclosure Controls are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

2.                                      We note on page 2 of your Form 10-K that you provide a range of services offerings, including information technology consulting, software development, and other services.  Please tell us what accounting literature you are relying on in recognizing revenue (i.e. SAB 104, SOP 97-2, EITF 00-21, SOP 81-1, etc.) for each of your service offerings and whether any of your service arrangements include multiple elements.

In response to your comment number two, please be advised that a large majority of the Company’s revenue is contracted using arrangements whereby services are sold on an hourly basis (including staffing services, technology integration services, and outsourcing and advisory services billed on an hourly basis) and products are sold based on purchase orders from the customers.  These arrangements are accounted for under the revenue recognition guidance provided by Concepts Statement 5, and SAB 104.  Specifically, revenue is recognized when it is realized or realizable and earned, as outlined in paragraph 83 of Concepts Statement 5 and further illustrated in SAB 104, based upon the following criteria;

•                  Persuasive evidence of an arrangement exists,

•                  Delivery has occurred or service has been rendered,

•                  The Company’s price to the customer is fixed or determinable, and

•                  Collectibility is assured.

 In comment three and four of your letter dated November 13, 2007, you have asked specific questions about two areas where our client arrangements call for application of EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent, to determine whether the revenue items should be recorded on a gross versus net basis.  Our consideration of the criteria included in EITF 99-19 is discussed further in the Company’s responses to those comments below.

Although a large majority of the Company’s revenue is based upon contracts as described above, we do provide a range of services and product related arrangements where additional accounting literature must be applied.  These arrangements are discussed in the following paragraphs.

Software and Software Related Services

Page two of our form 10-K indicates that we provide “software” development services.  To clarify, these arrangements are to provide the services necessary for our clients to develop or modify software and are not arrangements whereby we develop software for sale to our clients.  The Company does not sell software other than to resell software products developed by third parties.  When we resell software, it is done under  arrangements that  may include services or arrangements which contain multiple software deliverables as anticipated by paragraph 9 of  SOP 97-2 (see discussion of multiple element arrangements below), but not arrangements that require significant production, modification, or customization of the third party software delivered to our customer.   Arrangements to resell software are accounted for under paragraph 8 of SOP 97-2, which states:

 “If the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met

•                  Persuasive evidence of an arrangement exists.

•                  Delivery has occurred.

•                  The vendor’s fee is fixed or determinable.

•                  Collectibility is probable.”

In situations where the Company enters into multiple element arrangements whereby third party software products are sold in conjunction with installation or integration services, the Company allocates the total fees of the arrangement to the components of the arrangement as required by  paragraph 10 of  SOP 97-2.  In these arrangements, the third party software product and the services to install and integrate these products are structured such that each component is subject only to general rights of return and are not contingent upon the delivery of other components of the arrangement. The fee is allocated to the various elements based on vendor specific objective evidence of fair value.  As the Company regularly charges separately for the software and the services components of the arrangement, vendor-specific objective evidence of fair value is based upon prices charged when the same elements are sold separately.  The Company has considered the requirements of paragraph 13 of SOP 97-2 as it relates to whether or not the undelivered elements are essential to the functionality of the delivered elements and the timing of revenue recognition for the delivered and undelivered elements.   In that regard, the Company further looks to paragraphs 65, and 71 of SOP 97-2.  The service we provide in these arrangements is not necessary for the functionality of the software but are such that they optimize the functionality of the software for our clients. These services include implementation, implementation planning, loading of software, training of customer personnel, building simple interfaces, testing and documentation.   These services are stated separately in our client arrangements and are available to be purchased from other vendors.

Fixed Price Arrangements

The Company does enter into arrangements which include fixed pricing for services to provide a specified deliverable (i.e., installation and integration services), although this type of services accounted for less than 5% of our total revenue for each of the three years ended December 30, 2006.  When we enter into these arrangements, the contracts we execute include provisions that clearly specify the services to be provided such that the ultimate delivery can be objectively evaluated.  Because of our expertise and experience in completing similar services, as we also provide such services as a recurring part of our business on a fee for services basis, we have the ability to estimate the extent of progress toward completion, total project revenues and total project costs.  Our ability to produce such estimates, which are sufficiently dependable, justifies the use of SOP 81-1.  Paragraph 13 of SOP 81-1 includes contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts.   We believe our fixed price contracts are similar in nature to those described above.  The Company utilizes a percentage-of completion method,  recognizing a portion of the total contract revenue based upon the ratio of direct costs, measured by hours of service, provided to date divided by the total estimated costs to complete the deliverable.  Although the Company’s policy is to follow the guidance of SOP 81-1, the Company’s notes its policy results in revenue being recognized in a pattern consistent with the service being provided which is consistent with the objective of a Proportional Performance method of revenue recognition as discussed in FASB’s Invitation to comment on accounting policies regarding service revenue recognition.  Historically, losses on fixed price contracts have not been material.

Multiple Deliverable Product Arrangements

The Company enters into arrangements to sell products and deliver the service necessary to install and make those products ready for use.   These arrangements represent multiple deliverable arrangements and are accounted for under the guidance provided by EITF 00-21.

In applying the guidance of EITF 00-21, the Company determines that the product and service components of these arrangements are separate units of accounting as, (i) the delivered item (i.e. product) has value to the customer on a standalone basis, (ii) the value of the undelivered item (service necessary to install the product) can be objectively determined, as the Company itself routinely provides these services on a standalone basis, and (iii) while a general right of return exists relative to the delivered item, performance of the undelivered item is considered probable and in the control of the Company.  These arrangements are structured such that each component is subject only to general rights of return and are not contingent upon the delivery of other components of the arrangement.  Once the Company determines the separate units of accounting, we apply the appropriate revenue recognition criteria outlined elsewhere in this response.

Outsourcing and Helpdesk Services Revenue

                Certain of the Company’s agreements provide for a specific level of service to be provided each month for which a standard monthly fee is charged.  Revenue for these engagements is recognized in monthly installments over the period of the contract.  In some such contracts, the Company invoices the client in advance for two or more months of service.  When we do this, as the transactions involve an unspecified amount of effort over a fixed time period, revenue is deferred and recognized over the term of the contractual agreement on a straight-line basis, which represents a standard monthly fee being recognized in each month of service.  While there are currently no official pronouncements that provide for this method of service revenue accounting, the Company believes this method is consistent with paragraph 83 of Concepts Statement 5 and further illustrated in SAB 104.

* * * *

We believe our disclosures provided under the heading of Revenue Recognition on page 26 of our Annual Report could be further enhanced.  As such, we will supplement these disclosures in future filings as shown in bold print below:

Revenue recognition - The Company recognizes revenue for the staffing business and the majority of our solutions business as services is performed or products are shipped or delivered. This includes staffing services, technology integration services, and outsourcing and advisory services that are billed on an hourly basis.  Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

In certain situations the Company will contract to sell both product (including third party software and/or hardware) and services in a single client arrangement with multiple deliverables.  These arrangements are generally to resell certain products and to provide the service necessary to install such products and optimize functionality of such products.   The Company accounts for multiple deliverable arrangements involving third party software products under the provisions of SOP 97-2, Software Revenue Recognition and has established vendor specific objective evidence of each deliverable.  Other non-software related multiple deliverable arrangements are accounted for utilizing the guidelines of ETIF00-21, Revenue Arrangements with Multiple Deliverables.   The Company accounts for each of the components of multiple deliverable arrangements separately by using the identified fair values of each component to allocate the total consideration of the arrangement to the separate components.

In certain client situations, where the nature of the engagement requires it, we utilize the services of other companies in our industry. If these services are provided under an arrangement whereby we agree to retain only a fixed portion of the amount billed to the client to cover our management and administrative costs, we classify the amount billed to the client as subsupplier revenue. These revenues, however, are recorded on a gross versus net basis because we retain credit risk and are the primary obligor to our client. All revenue derived from services provided by our employees or other independent contractors working directly for us are recorded as direct revenue.

Within the Solutions business, the Company periodically enters into fixed price engagements. When the Company enters into such an engagement, revenue is recognized over the life of the contract based on time and materials input to date and estimated time and materials to complete the project. This method of revenue recognition relies on accurate estimates of the cost, scope, and duration of the engagement. If the Company does not accurately estimate the resources required or the scope of the work to be performed, then future revenues may be negatively affected or losses on contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

3.              We note from your disclosure on page 12 of your annual report that you recognize revenue on a “gross versus net basis” for subsupplier revenue, as the Company retains credit risk and is the primary obligor.  Please clarify whether you record revenue for the entire arrangement or for the fixed portion of the fee to cover management and administrative costs on a gross basis.  In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.  Specifically please address whether the Company or subsuppliers are responsible for fulfillment.

In response to your comment number three and to provide for a complete discussion of our situation, it is necessary to first provide further clarification of the three types of arrangements whereby we utilize the services of other firms to fulfill our responsibilities under client contracts.

In the first type of arrangement, we utilize the services of other firms to provide our client with a particular service because we do not have an employee on staff with the skills necessary to provide that service.  In these situations the client is looking to us to fulfill their needs, but we must supplement our staffing because our employees either do not have the skill required to deliver the service, or are deployed on other assignments and are unable to fulfill those client needs.  Most often in these situations the client is not aware that the individual working on their project is not an Analysts International employee, and the rate we charge to the client is not directly linked to the rate we pay the vendor.  In these situations, the Company’s contract with the client very clearly establishes the Company as the party responsible for providing the services required by the client.  As the Company is responsible for fulfilling the services required by the client and is responsible for any dispute resolution, the Company is the primary obligor.  Accordingly, as we are the primary obligor, as further supported by the analysis below of paragraphs 7-17 of EITF 99-19, we have recorded revenues on a gross basis.

In the second type of arrangement, we have contracted with our clients to fulfill their needs for specialized and/or supplemental skills in a particular area of their business (generally information technology skills).  In these situations, because we anticipate the needs of our clients to regularly extend either beyond our capacity to deliver using our employees, or beyond the skill sets of our existing employee base, we pre-arrange with other firms (“vendors”) to supplement our ability to ensure we will at all times be prepared to fulfill our clients’ needs.  Because these vendor relationships, are more strategic in nature, the compensation of our vendor is tied directly to the fees we receive from our clients as a fixed percentage thereof.  Often, in these situations the client is aware that a number of the people performing on-site delivery are not direct employees of the Company.  In these situations, the Company’s contract with the client clearly establishes the Company as the party responsible for the quality of the people and their performance.   As the Company is responsible for fulfilling the services required by the client and is responsible for any dispute resolution, the Company is the primary obligor.  Accordingly, as we are the primary obligor, as further supported by the analysis below of paragraphs 7-17 of EITF 99-19, we have recorded revenues on a gross basis.

Finally, in one of our client relationships we act as a resource manager and direct the services of not only our employees, but also those of other vendors as well.  In this client, the contract relationship is such that the client does not establish the Company as the party responsible for the quality of the people and their performance.  We are responsible for managing a process and consolidating the invoices of all vendors on to one invoice to the client and distributing payment.  As the Company is not ultimately responsible for providing the services required by the client and the Company is not responsible for dispute resolution, revenue is recorded on a net basis and is classified as direct revenue in our statements of operations.

The following chart summarizes our consideration of the factors presented in paragraphs 7 though 17 of EITF 99-19 for each of the three arrangements described above:

Paragraph	Description
Type of Arrangement
	Indicators of Gross Revenue Reporting	First	Second	Third
7	The Company is the primary obligor in the arrangement.	Yes	Yes	No
8	The Company has general inventory risk (before customer order is placed or upon customer return).	Yes	No*	No*
9	The Company has latitude in establishing price.	Yes	Yes	No
10	The Company changes the product or performs parts of the service.	Yes	Yes	Yes

11	The Company has discretion in supplier selection.	Yes	Yes	No
12	The Company is involved in the determination of product or service specifications.	Yes	Yes	No
13	The Company has a physical loss inventory risk (after customer order or during shipping).	NA	NA	NA
14	The Company has credit risk.	Yes	No*	No

Indicators of Net Revenue Reporting
15	The supplier (not the Company) is the primary Obligor in the arrangement.	No	No	Yes
16	The amount the Company earns is fixed.	No	No	Yes
17	The supplier (and not the Company) has credit risk.	No	No*	Yes

*    The contracts with the vendors specify that the vendor does not get paid until Analysts International gets paid, but all collection efforts reside with the Company

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

4.                                      We also note on page 10 of your annual report that you act as a reseller for Cisco and other telephony products, which is recorded as product revenue.  Please clarify whether you record product revenue on a gross or net basis and tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

In response to your comment number 4 above, we would like to confirm to you that we are resellers of product (hardware or software) for a number of vendors including CISCO, Microsoft, EMC, and others.  When we resell product we follow the guidance provided by SOP 97-2 when applicable, otherwise we recognize revenue in accordance with paragraph 83 of Concepts Statement 5 and further illustrated in SAB 104 upon determining the appropriate units of accounting in accordance with EITF 00-21.  Third party hardware and software products are sold by the Company in the following ways:

Technology Installation and Integration - In this type of arrangement, which represents a significant majority of total product revenue in 2006, 2005, and 2004, the Company sells the client a total solution to their technology challenge.  These solutions include our recommendation of the specific hardware or software to be purchased by the client based upon our assessment of their technology challenges.  Most often, our proposed solutions include a recommendation that we be retained to install, configure and/or integrate the hardware or software we recommend to the client.  On occasion, the client will choose to have us install the recommended hardware and/or software in our hosting facility, in which case the arrangement with the client may include a long term monthly service fee for the ongoing hosting of the technology solutions.

Field Engineering Agreement — In this type of arrangement, we enter into service agreements to provide Break/Fix services to our clients.  In conjunction with providing the Break/Fix services called for under these agreements we routinely sell replacement servers, PC’s network routers and switches and other products necessary to keep our clients’ systems running smoothly.

Cable Installation Agreements — In this small part of our business we enter into arrangements to provide the cable, switches, and other component parts necessary to install the low voltage wiring systems in our clients’ buildings.  In these contracts we provide all of the parts necessary to wire the building and provide the services necessary to install the wiring.

While we review each product transaction based upon the terms of the arrangement to determine if gross or net revenue reporting is appropriate, except for very rare situations, where the Company acts as an agent in the sale of product, our arrangements with the clients are such the Company is responsible for fulfillment and is the primary obligor in such arrangements.  See below for a detailed discussion of  the Gross Revenue Reporting Indicators in paragraphs 7-17 of EITF 99-19.  No Net Revenue Indicators are noted as part of these arrangements.

The following chart summarizes our consideration of the factors presented in paragraphs 7 though 17 of EITF 99-19 as they relate to the recording of our product revenue:

Paragraph	Description

	Indicators of Gross Revenue Reporting	Consideration
7	The Company is the primary obligor in the arrangement.

Yes — Although the Company is clearly not the manufacturer of the equipment, our clients look to us to recommend a total solution that will fit their unique needs. As such, we are responsible for ensuring the right products arrive at the client site on time and that they are installed properly and work to the clients specifications. The nature of these products is such that they need configuration in order to be utilized properly for the purposes intended by the customer.

8	The Company has general inventory risk (before customer order is placed or upon customer return).

Yes - In situations where the products recommended by the Company do not meet the needs of the client, the Company bears the risk of remarketing the equipment, as the vendors generally do not accept returns.

9	The Company has latitude in establishing price.

Yes — The product vendor is not directly involved in the contact with the customer. The Company determines the margin percentage it wishes to earn on each transaction and bids competitively with other resellers. Our vendors have no involvement in the pricing of their product to our customer.

10	The Company changes the product or performs parts of the service.

Yes - The nature of these products is such that they need configuration in order to be utilized properly for the purposes intended by the customer. In all cases, where revenue is recorded on a gross basis, the Company assumes certain responsibility for product staging, configuration, installation, modification, integration with other client systems, or retains general inventory risk upon customer return.

11	The Company has discretion in supplier selection.	No — While our clients have the final contractual say on product selection, they do look to us to confirm their beliefs or recommend products from other vendors that may better fit their needs.
12	The Company is involved in the determination of product or service specifications.

Yes — While our clients occasionally come to us with pre-conceived ideas about what products would work for them, they look to us to confirm their beliefs or recommend products from other vendors that may better fit their needs.

13	The Company has a physical loss inventory risk (after customer order or during shipping).	Yes — It is the Company’s practice to have products shipped “FOB shipping point” from the vendor.
14	The Company has credit risk.	Yes — All risk of collection from the client stays with the Company. The Company is obligated to pay the product vendor even if the end client does not pay.

Indicators of Net Revenue Reporting
15	The supplier (not the Company) is the primary Obligor in the arrangement.	No — See discussion in 7 above.
16	The amount the Company earns is fixed.	No — The Company has complete pricing discretion on all transactions.
17	The supplier (and not the Company) has credit risk.	No — See discussion in 14 above.

Upon review of page 12 and page 26 of our Annual Report, we note that our disclosure of the fact that product revenue is recorded on a gross basis could be further enhanced.  In future filings we will supplement this disclosure as shown below in bold print to clarify how this revenue is recorded.

From Page 12 of Annual Report

Revenue Recognition

We recognize revenue for our staffing business and the majority of our solutions business as services are performed.  This includes staffing services, technology services, and outsourcing and advisory services that are billed on an hourly basis.  For product sales, except in rare circumstances, the Company acts as the primary obligor in the transaction.  Accordingly, except for those rare situations where net revenue reporting is appropriate because the Company is acting as an agent in the sale of product, product revenue is record for the gross amount of the transaction when the products are delivered. Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts, we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the contractual agreement.

From Page 26 of Annual Report

Revenue recognition

The Company recognizes revenue for the staffing business and the majority of our solutions business as services are performed.  This includes staffing services, technology services, and outsourcing and advisory services that are billed on an hourly basis.  For product sales, except in rare circumstances, the Company acts as the primary obligor in the transaction.  Accordingly, except for those rare situations where net revenue reporting is appropriate because the Company is acting as an agent in the sale of product, product revenue is record for the gross amount of the transaction when the products are delivered.  Certain of our outsourcing and help desk engagements provide for a specific level of service each month for which we bill a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the period of the contract. In some such contracts we invoice in advance for two or more months of service. When we do this, the revenue is deferred and recognized over the term of the invoicing agreement.

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Intangible Assets, page 27

5.                                      Tell us why you believe that acquired trade names were deemed to have an indefinite useful life.  In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets.  In addition, we note that customer relationships are amortized over a period of four to 20 years.  Please quantify and tell us the net carrying value of customer lists by each acquisition as of December 30, 2006 and December 31, 2005, the date of each acquisition.  We may have further comments.

Discussion of Trade Name:

In response to your inquiry regarding the acquired trade name, the Company carries only one trade name on its balance sheet.  That trade name, SequoiaNET.com, was purchased in April of 2000, as part of the acquisition of SequoiaNET.com, Inc. The original appraised value of this trade name was $1,720,000.  Prior to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”, the Company had been amortizing this trade name over a period of 20 years.  Effective January 1, 2002, with the adoptions SFAS No. 142, the Company ceased amortization of this trade name as it was determined there were no legal, regulatory, contractual, competitive, economic, or other factors which limited its useful life.  At that time, the net carrying value of the trade name was $1,587,000.  At the end of fiscal year 2006, the value of this trade name continued to be carried at $1,587,000.

At each reporting date since the adoption of SFAS 142 in 2002, the Company has reviewed the status of the SequioaNET.com trade name and determined there was no legal, regulatory, contractual, competitive, economic, or other factor which would have limited the useful life of the trade name.  In addition, at least annually, the Company performs a detailed analysis of the fair value of the trade name to ensure there is no indication that its value has been impaired.  Specifically, at the end of fiscal year 2006, the Company continued to market itself across the nation, but most significantly in Michigan, as SequoiaNet.com.  This is evidenced by the presence of the SequoiaNET.com name in much of the company’s signage and formal communications in the company’s solutions business.  At the end of 2006, the Company had no intentions of abandoning the SequoiaNET.com name in its marketing strategy.  In fact, since the acquisition of this trade name in April 2000, the portion of the Company’s revenue derived from this part of our business has increased steadily.

A complete analysis of the factors described in subparagraphs 11a — 11f, of SFAS No. 142 related to this trade name at December 30, 2006, includes the following:

11.a.                        The Company expects to continue to use the SequoiaNET.com trade name for the foreseeable future.

11.b.                       While the SequoiaNET.com trade name was purchased at the same time as the associated customer list, which is being amortized over 15 years, the expected useful life of the customer list is not deemed to be an indicator of or a limiting factor in determining the useful life of the trade name, since the value of the trade name is not tied to any individual customers.  Unlike the customer list asset, the expected life of the trade name is continuously renewed and extended by its use in Company correspondence and marketing activities.  There are no other assets of the Company to which the useful life of the trade name would relate.

11.c.                        The Company is not aware of any legal or regulatory matters, the outcome of which may indicate that the value, or the expected life of the SequoiaNET.com trade name could potentially be impaired.  The Company has not entered into any contractual arrangements which by their terms, or through non-compliance with their terms, could have a negative impact on the value or continuing life of the trade name asset.

11.d.                       Likewise, there are no legal, regulatory, or contractual provisions the Company has entered into that would indicate that future renewals or extensions of the SequoiaNET.com trade name would require substantial cost.

11.e.                        While the technology industry is in a constant state of rapid change, and the services our Sequoia division provides to its customers must evolve and change with the demands of the market.  Our Company has over forty years of history of demonstrated ability to adapt the services we provide our customers to help them keep pace with the changes in the technology arena.  Thus, the pace of change in the technology arena, rather than being a potential threat of obsolescence to our Company and the SequoiaNET.com trade name, ensure the perpetual relevance of our Company and the services we provide.

In addition, there are no pending or anticipated legislative actions the result of which could negatively impact our industry, or the services we provide to our clients under the Sequoia brand.

11.f.                          Finally, the SequoiaNET.com trade name continues to be maintained by the ongoing operations of the business.  By including the name on Company correspondence, including marketing materials and proposal documents, all of which is done in the normal course of business, the trade name is kept fresh and valuable without the requirement to expend capital to specifically maintain the asset’s value.

Based upon the above factors, which are considered by the Company at least annually in the preparation of its financials reports, at December 30, 2006, we concluded there were no legal, regulatory, contractual, competitive, economic, expected use or other factors that limited the useful life of the SequoiaNET.com trade name.

Discussion of Customer Lists:

In response to the second part of your comment number 5, we submit the following information with regard to the carrying value of our customer lists by each acquisition as of December 30, 2006 and December 31, 2005:

				Net Carrying Value
Description	Date of Acquisition	Original Expected Life	Original Appraisal Value	2005	2006

Sequoia End User:
Customer List	April, 2000	15 year	$12,270,000	$8,114,000	$7,301,000

WireSpeed:
End User	January, 2005	4 years	$328,000	$246,000	$164,000
Partners (Cisco)	January, 2005	20 years	$735,000	$699,000	$661,000

Redwood:
EMC	April, 2005	15 years	$1,622,000	$1,541,000	$1,433,000
Other	April, 2005	10 years	$120,000	$111,000	$99,000

Totals			$15,075,000	$10,711,000	$9,658,000

* * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (952) 838-2835.

Very truly yours,

David J. Steichen
Chief Financial Officer
Analysts International Corporation